Exhibit 12.1

Murphy USA Inc. and Consolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges (unaudited)
(Thousands of dollars)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Income from continuing operations before income taxes	$339,347	254,194	229,940	310,409	202,173
Distributions greater than equity in earnings of affiliates	—	—	—	—	—
Previously capitalized interest charged to earnings during the period	—	—	—	—	—
Interest and expense on indebtedness, excluding capitalized interest	36,646	14,608	505	548	3,835
Interest portion of rentals *	2,842	2,380	2,610	3,015	2,739
Earnings before provision for taxes and fixed charges	$378,835	271,182	233,055	313,972	208,747

Interest and expense on indebtedness, excluding capitalized interest	$36,646	14,608	505	548	3,835
Capitalized interest	—	—	—	—	—
Interest portion of rentals *	2,842	2,380	2,610	3,015	2,739
Total fixed charges	$39,488	16,988	3,115	3,563	6,574

Ratio of earnings to fixed charges	9.6	16.0	74.8	88.1	31.8

* Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.